Exhibit 1

FOR IMMEDIATE RELEASE	13 July 2017

WPP PLC (“WPP”)

WPP agrees to acquire creative agency group, thjnk AG, in Germany

WPP announces that it has agreed to acquire thjnk AG (“thjnk”), a leading independent creative agency group in Germany.

Founded in 2012 in Hamburg, with offices in Berlin, Dusseldorf, Munich, Zurich and New York, thjnk is a multi-award winning agency group specialising in advertising, design and corporate publishing. Recently it was named Agency of the Year 2017 by German trade publication Werben & Verkaufen. The agency employs 400 people.

It will remain an independent brand within the WPP group, led by its founding partners Karen Heumann, Armin Jochum and Michael Trautmann along with Ulrich Pallas.

As a result of UK’s referendum decision to leave the European Union, WPP is placing an even greater emphasis on growth in Western Continental Europe, which includes four of the Group’s top 10 markets worldwide: Germany, France, Italy and Spain. This acquisition continues WPP’s strategy of investing in fast growth markets and important sectors. In Germany, WPP companies (including associates) collectively generate revenues of approximately US$1.3billion and employ around 8,000 people. On this basis, Germany is WPP’s fourth largest market after North America, the UK and Greater China.

ENDS

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP